Exhibit 99.2

ASML - Summary Consolidated Statements of Operations (1)

	Three months ended
(Amounts in thousands except per share data)	March 30, 2003 EUR	March 30, 2004 EUR

Net sales	318,042	453,485
Cost of sales	265,169	307,516(2)

Gross profit on sales	52,873	145,969

Research and development costs	80,345	74,663
Research and development credits	(4,480)	(4,822)
Selling, general and administrative expenses	61,063	47,707
Restructuring expenses	6,443	(5,862)

Total expenses	143,371	111,686

Operating income (loss) from continuing
operations	(90,498)	34,283
Interest income (expense), net	(7,034)	(4,058)

Income (Loss) from continuing operations before
income taxes	(97,532)	30,225
Benefits from (provision for) income taxes on
income from continuing operations	28,843	(9,672)

Net income (loss) from continuing operations	(68,689)	20,553

Loss from discontinued operations
before income tax	(21,836)	0
Benefits from income taxes on discontinued
operations	8,625	0

Net loss from discontinued operations	(13,211)	0

Net income (loss)	(81,900)	20,553
Basic net income (loss) per ordinary share:	(0.17)	0.04
Diluted net income (loss) per ordinary share:	(0.17)	0.04

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	482,182	482,867
Diluted	482,182	485,383

1.)	Except for consolidated statements of operations for the year ended December 31, 2003 and balance sheet data as of December 31, 2003, all figures are unaudited.
2.)	Includes positive adjustment of EUR 2.7 million for restructuring charges.

ASML - Ratios and Other Data(1)

	Three months ended
	March 30,	March 28,
	2003	2004
Gross profit on sales from continuing operations
as a % of net sales	16.6	32.2
Operating income (loss) from continuing
operations as a % of net sales	(28.5)	7.6
Net income (loss) from continuing operations
as a % of net sales	(21.6)	4.5
Shareholders' equity as a % of total assets	38.0	39.1
Sales of new systems (units)	27	42
Sales of used systems (units)	6	16
Sales of systems total (units)	33	58
Backlog Sales of new systems (units)	87	135
Backlog Sales of used systems (units)	6	28
Backlog Sales of systems total (units)	93	163
Number of employees in continuing operations	5,762	5,005
Number of employees in discontinued operations	499	-
Number of employees total	6,261	5,005

ASML - Summary Consolidated Balance Sheets(1)

	March 30,	June 30,	Sept. 28,	Dec. 31,	March 28,
	2003	2003	2003	2003	2004
(Amounts in thousands)	EUR	EUR	EUR	EUR	EUR
ASSETS
Cash and cash equivalents	688,297	1,249,905	1,103,848	1,027,806	1,152,022
Accounts receivable, net	434,898	323,444	301,129	314,495	317,368
Inventories, net	778,547	733,738	675,582	595,017	599,110
Other current assets	353,896	151,650	154,496	207,502	237,919
Assets held for sale	93,057	77,065	76,699	5,007	0

Total current assets	2,348,695	2,535,802	2,311,754	2,149,827	2,306,419

Deferred tax asset	343,975	360,188	378,636	325,271	335,262
Other assets	60,316	67,445	71,294	30,711	32,274
Intangible assets	13,510	12,940	15,503	14,590	13,660
Property, plant and equipment	475,531	437,120	392,907	347,883	326,135

Total assets	3,242,027	3,413,495	3,170,094	2,868,282	3,013,750

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	749,409	650,767	559,397	673,068	776,389
Liabilities held for sale	54,296	49,518	58,460	13,451	0
Convertible subordinated bonds	1,038,476	1,354,464	1,224,018	842,543	862,292
Long term debt and deferred liabilities	166,832	184,497	184,729	198,013	196,280
Shareholders' equity	1,233,014	1,174,249	1,143,490	1,141,207	1,178,789

Total liabilities and Shareholders' equity	3,242,027	3,413,495	3,170,094	2,868,282	3,013,750

ASML - Summary Consolidated Statements of Cash Flows(1)

	Three months ended
	March 30,	March 28,
	2003	2004
(Amounts in thousands)	EUR	EUR

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) from continuing operations	(68,689)	20,553
Depreciation and amortization	35,283	25,734
Change in tax assets and tax liabilities	(38,995)	4,619
Change in assets and liabilities	131,239	57,964

Net cash provided by operating
activities from continuing operations	58,838	108,870

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(25,428)	(12,010)
Other investing activities	6,560	14,448

Net cash provided by (used in) investing activities
from continuing operations	(18,868)	2,438

Net cash provided by operating and
investing activities from continuing operations	39,970	111,308

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption and/or repayment of loans	(384)	(304)
Proceeds from share issuance	0	7,678

Net cash provided by (used in) financing
activities from continuing operations	(384)	7,374

Net cash flow from continuing operations	39,586	118,682
Effect of changes in exchange rates on cash	(8,081)	5,534
Net cash flow provided by (used in)
discontinued operations	(11,968)	0

Net increase in cash and cash equivalents	19,537	124,216

ASML - Quarterly Summary Consolidated Statements of operations (1)

	Three months ended,
(Amounts in millions)	March 30, 2003 EUR	June 30, 2003 EUR	Sept. 28, 2003 EUR	Dec. 31, 2003 EUR	March 28, 2004 EUR

ASSETS
Net Sales	318.0	329.1	370.0	525.5	453.5
Cost of Sales	265.2	256.6	276.6	375.5	307.5

Gross profit on sales	52.8	72.5	93.4	150.0	146.0

Research and development costs, net of credits	75.9	73.0	61.8	76.1	69.8
Selling, general and administrative expenses	61.0	54.9	50.3	46.3	47.7
Restructuring expenses	6.4	18.0	-	-	(5.8)

Total expenses	143.3	145.9	112.1	122.4	111.7
Operating income (loss) from continuing
operations	(90.5)	(73.4)	(18.7)	27.6	34.3
Interest income (expense), net	(7.0)	(9.4)	(8.4)	(4.3)	(4.1)

Income (loss) from continuing operations before
Income taxes	(97.5)	(82.8)	(27.1)	23.3	30.2
Provision for income taxes on income from
continuing operations	28.8	28.9	9.5	(7.6)	(9.7)

Net income (loss) from continuing operations	(68.7)	(53.9)	(17.6)	15.7	20.5

Net loss from discontinued operations	(13.2)	(9.6)	(12.9)	0	0
Net income (loss)	(81.9)	(63.5)	(30.5)	15.7	20.5

ASML - Quarterly Summary Ratios and other data(1)

		Three months ended,
	March 30,	June 30,	Sept. 28,	Dec. 31,	March 28,
	2003	2003	2003	2003	2004

Gross profit on sales of continuing operations as
a % of net sales	16.6	22.0	25.2	28.5	32.2
Operating income (loss) from continuing
operations as a % of net sales	(28.5)	(22.3)	(5.1)	5.3	7.6
Net income (loss) from continuing operations as
a % of net sales	(21.6)	(16.4)	(4.7)	3.0	4.5
Shareholders' equity as a % of total assets	38.0	34.4	36.1	39.8	39.1
Sales of new systems (units)	27	28	28	43	42
Sales of used systems (units)	6	13	6	18	16
Sales of systems total (units)	33	41	34	61	58
Backlog Sales of new systems (units)	87	56	80	103	135
Backlog of Sales used systems (units)	6	6	11	21	28
Backlog Sales of systems total (units)	93	62	91	124	163
Value of backlog new systems (EUR million)	870	653	817	946	1,293
Value of backlog used systems (EUR million)	19	25	42	47	64
Value of backlog systems total (EUR million)	889	678	859	993	1,357
Number of employees in continuing operations	5,762	5,529	5,218	5,059	5,005
Number of employees in discontinuing operations	499	524	408	119	-
Number of employees total	6,261	6,053	5,626	5,178	5,005

ASML — Notes to the Summary Consolidated Financial Statements

Basis of Presentation

ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).

Principles of consolidation

The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All inter-company profits, transactions and balances have been eliminated in the consolidation.

Recognition of revenues, income and expenses

ASML distinguishes between revenues from “new” and “proven” technology systems. Revenue for “proven technology” systems is recognized upon shipment, since title passes to the customer at that moment, and the customer has unconditionally accepted the system during a factory test prior to shipment. Revenues on “new technology” systems are deferred until installation and acceptance at the customer’s premises are completed. As soon as a track record has been established regarding the successful and timely installation and acceptance of equipment previously identified as “new technology,” ASML considers the equipment to be “proven technology”. At that time, ASML changes the timing of revenue recognition to the shipment date in accordance with its revenue policy for “proven technology” and recognizes previously deferred revenue.

The fair value of installation services provided to customers is initially deferred and is recognized when installation is completed. Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract.

Use of estimates

The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

‘Safe Harbor’ Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.